(212) 940-6304

                                                                   July 20, 2007

Ms. Patricia Mengiste
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re: Equity Opportunity Trust
              Value Select Ten Series 2007D
              (File No. 333-144144)

Dear Ms. Mengiste:

     On behalf of UBS Financial Services Inc., depositor, sponsor and underwriter of the Equity Opportunity Trust, Value Select Ten Series 2007D there is enclosed Amendment No. 1 to the Registration Statement on Form S-6 relating to securities of the Equity Opportunity Trust, Value Select Ten Series 2007D
filed with the Commission pursuant to Rule 487 designating 3:00 pm on July 20,
2007 as the time and date of effectiveness.

     The Trust Indenture and Agreement were entered into by UBS Financial
Services Inc. , as Depositor and State Street Bank and Trust Company, as
Trustee, on July 20, 2007 and Securities (as defined therein), together with contracts for the purchase of Securities have been deposited with the Trustee.
In connection therewith the Trustee has issued in the name of UBS Financial
Services Inc., a receipt for 1,000,000 Units, which is being retained by the
Trustee for delivery after the effectiveness of the Registration Statement.

     In addition to Amendment No. 1 and the exhibits listed therein the following are submitted herewith:

     1. The representation of counsel required pursuant to Rule 487 of the
Securities & Exchange Act of 1933.

The changes in the Prospectus are marked as indicated and include such information as the amount of Securities deposited in the Trust, the dates of record, distribution and evaluation, a schedule of the Securities deposited in the Trust, the Statement of Net Assets of the Trust and the Report of
Independent Registered Public Accounting Firm as to such Statement of Net
Assets.

We have appreciated the courtesy and cooperation of the members of the staff and if there are any questions on which we may be of assistance, please do not hesitate to call us.

                                             Very truly yours,

                                             /s/ Kathleen H. Moriarty, Esq.
                                             -----------------------------------
                                             Kathleen H. Moriarty, Esq.

KHM:cd
Enclosures